UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

IXI MOBILE, INC.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

466026 10 1
(CUSIP Number)

Gemini Israel Funds
9 Hamenofim Street Herzliya Pituach Israel 46725 Attention: Yossi Sela
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Gemini Partner Investors L.P. (“GPI”) I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,303* shares, except that Gemini Israel Funds Ltd. (“GPGP”), the general partner of GPI, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER
See response to Row 7.

	9	SOLE DISPOSITIVE POWER
30,303* shares, except that GPGP, the general partner of GPI, may be deemed to have sole power to vote these shares.

	10	SHARED DISPOSITIVE POWER
See response to Row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,303*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*Includes warrants exercisable into 3,542 shares of common stock of the Issuer.

**Based on 25,204,923 shares of common stock of the Issuer outstanding as of May 15, 2008.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Gemini Israel III Limited Partnership (“Gemini III”) I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,789,304* shares, except that Gemini Capital Associates III, L.P. (“GCA”), the general partner of Gemini III, and GPGP, the general partner of GCA, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER
See response to Row 7.

	9	SOLE DISPOSITIVE POWER
2,789,304* shares, except that GCA, the general partner of Gemini III, and GPGP, the general partner of GCA, may be deemed to have sole power to vote these shares.

	10	SHARED DISPOSITIVE POWER
See response to Row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,789,304*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.07%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*Includes warrants exercisable into 297,667 shares of common stock of the Issuer.

**Based on 25,204,923 shares of common stock of the Issuer outstanding as of May 15, 2008.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Gemini Israel III Overflow Fund Limited Partnership (“Overflow”) I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
573,487* shares, except that GCA, the general partner of Overflow, and GPGP, the general partner of GCA, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER
See response to Row 7.

	9	SOLE DISPOSITIVE POWER
573,487* shares, except that GCA, the general partner of Overflow, and GPGP, the general partner of GCA, may be deemed to have sole power to vote these shares.

	10	SHARED DISPOSITIVE POWER
See response to Row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
573,487*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.28%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*Includes warrants exercisable into 61,208 shares of common stock of the Issuer.

**Based on 25,204,923 shares of common stock of the Issuer outstanding as of May 15, 2008.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Gemini Israel III Parallel Fund Limited Partnership (“Parallel”) I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
508,468* shares, except that GCA, the general partner of Parallel, and GPGP, the general partner of GCA, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER
See response to Row 7.

	9	SOLE DISPOSITIVE POWER
508,468* shares, except that GCA, the general partner of Parallel, and GPGP, the general partner of GCA, may be deemed to have sole power to vote these shares.

	10	SHARED DISPOSITIVE POWER
See response to Row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
508,468*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.02%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*Includes warrants exercisable into 54,250 shares of common stock of the Issuer.

**Based on 25,204,923 shares of common stock of the Issuer outstanding as of May 15, 2008.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Gemini Capital Associates III, L.P. I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

3,871,259* shares, of which 2,789,304 shares are directly owned by Gemini III, 508,468 shares are directly owned by Parallel and 573,487 shares are directly owned by Overflow.  GPGP, the general partner of GCA, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER
See response to Row 7.

	9	SOLE DISPOSITIVE POWER

3,871,259* shares, of which 2,789,304 shares are directly owned by Gemini III, 508,468 shares are directly owned by Parallel and 573,487 shares are directly owned by Overflow.  GPGP, the general partner of GCA, may be deemed to have sole power to vote these shares.

	10	SHARED DISPOSITIVE POWER
See response to Row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,871,259*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.36%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*Includes warrants exercisable into 413,125 shares of common stock of the Issuer.

**Based on 25,204,923 shares of common stock of the Issuer outstanding as of May 15, 2008.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Gemini Israel Funds Ltd. I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

3,904,562* shares, of which 2,789,304 shares are directly owned by Gemini III, 508,468 shares are directly owned by Parallel, 573,487 shares are directly owned by Overflow and 33,303 shares are directly owned by GPI.  GCA, the general partner of Gemini III, Parallel and Overflow, may be deemed to have sole power to vote the shares held by Gemini III, Parallel and Overflow.

	8	SHARED VOTING POWER
See response to Row 7.

	9	SOLE DISPOSITIVE POWER

3,904,562* shares, of which 2,789,304 shares are directly owned by Gemini III, 508,468 shares are directly owned by Parallel, 573,487 shares are directly owned by Overflow and 33,303 shares are directly owned by GPI.  GCA, the general partner of Gemini III, Parallel and Overflow, may be deemed to have sole power to vote the shares held by Gemini III, Parallel and Overflow.

	10	SHARED DISPOSITIVE POWER
See response to Row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,904,562*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.49%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*Includes warrants exercisable into 416,667 shares of common stock of the Issuer.

**Based on 25,204,923 shares of common stock of the Issuer outstanding as of May 15, 2008.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Yossi Sela I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

3,908,729* shares, of which 2,789,304 shares are directly owned by Gemini III, 508,468 shares are directly owned by Parallel, 573,487 shares are directly owned by Overflow and 33,303 shares are directly owned by GPI.  GCA, the general partner of Gemini III, Parallel and Overflow, may be deemed to have sole power to vote the shares held by Gemini III, Parallel and Overflow.  GPGP, the general partner of GCA and GPI, may be deemed to have sole power to vote the shares held by GPI, Gemini III, Parallel and Overflow.  Mr. Sela, managing partner of GPGP, may be deemed to have sole power to vote the shares held by GPI, Gemini III, Parallel and Overflow.  Mr. Sela disclaims beneficial ownership of the shares held by GPI, Gemini III, Parallel and Overflow except to the extent of his pecuniary interest therein.

	8	SHARED VOTING POWER
See response to Row 7.

	9	SOLE DISPOSITIVE POWER

3,908,729* shares, of which 2,789,304 shares are directly owned by Gemini III, 508,468 shares are directly owned by Parallel, 573,487 shares are directly owned by Overflow and 33,303 shares are directly owned by GPI.  GCA, the general partner of Gemini III, Parallel and Overflow, may be deemed to have sole power to vote the shares held by Gemini III, Parallel and Overflow.  GPGP, the general partner of GCA and GPI, may be deemed to have sole power to vote the shares held by GPI, Gemini III, Parallel and Overflow.  Mr. Sela, managing partner of GPGP, may be deemed to have sole power to vote the shares held by GPI, Gemini III, Parallel and Overflow.  Mr. Sela disclaims beneficial ownership of the shares held by GPI, Gemini III, Parallel and Overflow except to the extent of his pecuniary interest therein.

	10	SHARED DISPOSITIVE POWER
See response to Row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,908,729*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.51%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes warrants exercisable into 416,667 shares of common stock of the Issuer and stock options held of record by Mr. Sela exercisable into 4,167 shares of the Issuer.  Mr. Sela disclaims beneficial ownership of the stock options held of record by himself except to the extent of his pecuniary interest therein.

**Based on 25,204,923 shares of common stock of the Issuer outstanding as of May 15, 2008.

This Amendment No. 2 to the Schedule 13D filed by (i) Gemini Israel Funds Ltd. (“GPGP”), (ii) Gemini Partners Investors L.P. (“GPI”), (iii) Gemini Israel III Limited Partnership (“Gemini III”), (iv) Gemini Israel III Overflow Fund Limited Partnership (“Overflow”) (v) Gemini Capital Associate III Limited Partnership (“GCA”) and (vi) Gemini Israel III Parallel Fund Limited Partnership (“Parallel” and together with GPGP, GPI, Gemini III and Overflow, GCA, the “Gemini Entities”) amends and restates the original Schedule 13D with respect to ownership of the common stock of IXI Mobile, Inc., a Delaware corporation (the “Issuer”).

The percentages of beneficial ownership reflected in this Schedule 13D are based upon 25,204,923 shares outstanding as of May 15, 2008.

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of the Issuer. The principal executive office of the Issuer is 275 Shoreline Drive, Suite 505, Redwood City, California 94065.

Item 2.	Identity and Background.

This Statement is being filed by GPGP, GPI, Gemini III, Overflow, GCA and Parallel. GPGP is an Israeli corporation. GPI and Parallel are Israeli partnerships. Gemini III, Overflow and GCA are Delaware partnerships. GPGP is the general partner and/or controlling partner of each of the other Gemini Entities. Yossi Sela, a citizen of the State of Israel and a director of the Issuer, is the managing partner of the GPGP. The business address of each of the Gemini Entities is 9 Hamenofim Street, Herzliya Pituach, Israel 46725. GPGP is a management company; all the other Gemini Entities are an investment fund.

Dr. A.I. Mlavsky, Yossi Sela and David Cohen are the executive officers and directors of GPGP.

During the past five years, none of the above referenced entities and individuals have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, none of the above referenced entities and individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 6, 2007, under an Agreement and Plan of Merger, dated February 28, 2006, as amended, the Issuer consummated a merger (“Merger”) with IXI Mobile (USA), Inc. (formerly IXI Mobile, Inc.). As a result, IXI Mobile (USA), Inc. became a wholly owned subsidiary of the Issuer. At the closing of the merger, the stockholders of IXI Mobile (USA), Inc. were issued an aggregate of 6,553,709 shares of the Issuer’s Common Stock in exchange for all of their shares of common stock of IXI Mobile (USA), Inc. The Gemini Entities were stockholders of IXI Mobile (USA), Inc. Accordingly, the Gemini Entities acquired 2,793,450 shares of the Issuer’s Common Stock as a result of the merger.

On October 25, 2007, the Gemini Entities entered into an agreement with the Issuer for the conversion (“Debt Conversion”) of $2.5 million of outstanding principal amount of convertible debt held by the Gemini Entities at a conversion price of $3.60 per share. As a result of the Debt Conversion, the Gemini Entities were issued an aggregate of 694,444 shares of the Issuer’s Common Stock. Additionally, the Gemini Entities were issued warrants

 (“Warrants”) to purchase an aggregate of 416,667 shares of the Issuer’s Common Stock with an exercise price of $4.10 per share. The Warrants expire on October 25, 2012.

Item 4.	Purpose of Transaction

The shares held by the Gemini Entities were acquired as a result of the Merger and the Debt Conversion as described above in Item 3. The Gemini Entities may acquire additional securities from time to time in the open market or in private transactions. Additionally, the former holders of equity interests in IXI Mobile (USA), Inc. will receive, or have the right to acquire, a pro rata portion of up to an additional 9,000,000 shares of the Issuer’s Common Stock (“Contingent Shares”), contingent upon the combined company meeting specified targets. As a result, if such targets are attained, the Gemini Entities will receive an aggregate of 2,925,691 of the Contingent Shares. Furthermore, the Gemini Entities hold Warrants to purchase an aggregate of 416,667 shares of the Issuer’s Common Stock.

At the date of this Statement, the Gemini Entities, except as set forth in this Statement, have no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

The Gemini Entities beneficially own 3,487,895 shares of Common Stock and warrants to purchase 416,667 shares of Common Stock as follows: (i) 2,491,636 shares of Common Stock and warrants to purchase 297,667 shares of Common Stock held by Gemini III, (ii) 29,761 shares of Common Stock and warrants to purchase 3,542 shares of Common Stock held by GPI, (iii) 454,219 shares of Common Stock and warrants to purchase 54,250 shares of Common Stock held by Parallel and (iv) 512,279 shares of Common Stock and warrants to purchase

61,208 shares of Common Stock held by Overflow.  In addition, Mr. Sela holds stock options to purchase 4,167 shares of Common Stock; Mr. Sela disclaims beneficial ownership of these stock options except to the extent of his pecuniary interest therein.  Together, Mr. Sela and the Gemini Entities have shared dispositive and voting power over 3,908,729 shares of Common Stock which represents 15.51% of the outstanding Common Stock as of May 15, 2008.  The foregoing does not include any Contingent Shares that may be issued to the Gemini Entities as described in Item 4 above.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the disclosure set forth in Item 3 of this Statement, which disclosure is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

1.
Agreement and Plan of Merger, dated as of February 28, 2006, as amended, by and among Israel Technology Acquisition Corp., IXI Mobile, Inc. and ITAC Acquisition Subsidiary Corp. (Included as Annex A of the Definitive Proxy Statement (No. 000-51259), filed May 11, 2007 and incorporated by reference herein).

2.	Joint Filing Agreement (Incorporated by reference to Schedule 13D filed by Gemini Israel Funds with the SEC on June 6, 2007 ).

3.	Letter Agreement for Conversion of Debt, dated October 25, 2007 (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 29, 2007).

4.	Form of Warrant issued in the Debt Conversion (Incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 29, 2007).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2008

GEMINI PARTNERS INVESTORS L.P.

	By:	GEMINI ISRAEL FUNDS LTD., its general partner

	By:	/s/ Yossi Sela
Yossi Sela, Managing Partner

GEMINI ISRAEL III LIMITED PARTNERSHIP By: GEMINI CAPITAL ASSOCIATES III LIMITED PARTNERSHIP By: GEMINI ISRAEL FUNDS LTD., its general partner

By:	/s/ Yossi Sela
Yossi Sela, Managing Partner

GEMINI ISRAEL III OVERFLOW FUND LIMITED PARTNERSHIP By: GEMINI CAPITAL ASSOCIATES III LIMITED PARTNERSHIP By: GEMINI ISRAEL FUNDS LTD., its general partner

By:	/s/ Yossi Sela
Yossi Sela, Managing Partner

GEMINI ISRAEL III PARALLEL FUND LIMITED PARTNERSHIP By: GEMINI CAPITAL ASSOCIATES III LIMITED PARTNERSHIP By: GEMINI ISRAEL FUNDS LTD., its general partner

By:	/s/ Yossi Sela
Yossi Sela, Managing Partner

GEMINI ISRAEL FUNDS LTD.

By:	/s/ Yossi Sela
Yossi Sela, Managing Partner

GEMINI CAPITAL ASSOCIATES III LIMITED PARTNERSHIP By: GEMINI ISRAEL FUNDS LTD. , its general partner

By:	/s/ Yossi Sela
Yossi Sela, Managing Partner

/s/ Yossi Sela
Yossi Sela